General California Municipal Money Market Fund

ANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General California Municipal Money Market Fund, covering the 12-month period from December 1, 2004, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The U.S. economy demonstrated remarkable resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. As short-term interest rates climbed, so too have yields of tax-exempt money market instruments, offering investors incrementally higher yields as compared to yields at the start of the reporting period.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General California Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2005, the fund produced yields of 1.72% for Class A shares and 1.32% for Class B shares. Taking into account the effects of compounding, the fund also produced effective yields of 1.74% and 1.33% for Class A and Class B shares, respectively.[1] From their inception on March 22, 2005, through the end of the annual reporting period on November 30, 2005, the fund's E*TRADE Class shares produced an annualized yield of 1.54% and an annualized effective yield of 1.55%.

Money market yields climbed steadily over the reporting period as the Federal Reserve Board (the "Fed") continued to raise the overnight federal funds rate at each of eight meetings of its Federal Open Market Committee ("FOMC").

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, municipal money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue

supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

In response to relatively robust economic growth — including rising corporate and consumer spending and a gradually improving labor market — the Fed raised short-term interest rates at each of eight FOMC meetings during the reporting period, driving the overnight federal funds rate from 2% to 4%. As short-term interest rates moved steadily higher, so did tax-exempt money market yields.

The fund also was influenced by an improving credit environment in California. The state enjoyed higher levels of private-sector employment and personal income during the reporting period, which helped support tax revenues. In addition, the state issued a lower volume of money market instruments than the same period one year ago, when California relied more heavily on short-term financing in advance of the issuance of longer-term Economic Recovery Bonds. At the same time, demand among California investors has remained strong, putting downward pressure on yields.

We generally maintained our focus on securities with maturities of six months or less in order to maintain liquidity and keep funds available for higher-yielding tax-exempt instruments as they became available. However, most money market funds adopted a similar strategy, and the industry's weighted average maturity in May 2005 fell to the shortest point on record.

In our attempts to capture higher yields, we maintained the fund's weighted average maturity in a range that was modestly longer than industry averages for most of the reporting period. We found relatively

attractive yields from commercial paper with maturities between one and three months. While we also identified a limited number of attractive values among municipal notes in the secondary market, we only minimally participated in California's annual issuance of notes during the summer. Indeed, our focus on commercial paper enabled us to avoid locking in yields of one-year notes in the rising interest-rate environment.

What is the fund's current strategy?

Over the near term, we expect to prepare the fund for technical forces that tend to affect tax-exempt money market instruments at year-end. Over the longer term, the U.S. economy appears to remain on a path of strong and sustainable growth. Yet, short-term interest rates remain relatively low by historical standards. These factors suggest that the Fed is likely to continue to raise short-term interest rates in early 2006.

In addition, yield differences among money market instruments of various maturities have narrowed substantially, offering us little incentive to invest in longer-dated securities. Accordingly, we recently have allowed the fund's weighted average to fall toward a position we consider to be in line with industry averages. We also have maintained a laddered portfolio of shorter-term instruments that give the fund the liquidity it needs to capture higher yields should they arise. Of course, we are prepared to revise our strategies as economic and market conditions change.

December 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B and E*TRADE Class shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 1.26% and an effective yield of 1.27%, and the fund's E*TRADE Class shares would have produced an annualized yield of 1.50% and an annualized effective yield of 1.51%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General California Municipal Money Market Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 2.87	$ 5.03	$ 5.03
Ending value (after expenses)	$1,009.80	$1,007.70	$1,007.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 2.89	$ 5.06	$ 5.06
Ending value (after expenses)	$1,022.21	$1,020.05	$1,020.05

† *Expenses are equal to the fund's annualized expense ratio of .57% for Class A shares, 1.00% for Class B shares and 1.00% for E*TRADE Class shares; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005

Tax Exempt Investments—110.1%	Principal Amount ($)	Value ($)
California—108.6%		
ABAG Finance Authority for Non-Profit Corporations:		
MFHR (Paragon Apartments)		
3.11% (LOC; Comerica Bank)	8,200,000 [a]	8,200,000
Revenue:		
(Airforce Village West Inc.)		
3.03% (LOC; KBC Bank)	11,500,000 [a]	11,500,000
(Point Loma Nazarene University)		
3.12% (LOC; Allied Irish Bank)	1,400,000 [a]	1,400,000
Alameda-Contra Costa Schools Financing Authority, COP:		
(Capital Improvement Financing Projects)		
3.04% (LOC; Bank of Nova Scotia)	495,000 [a]	495,000
LR		
3.09% (LOC; KBC Bank)	9,995,000 [a]	9,995,000
Alameda County Industrial Development Authority, Industrial Revenue:		
(Heat and Control Inc. Project)		
3.04% (LOC; Comerica Bank)	3,780,000 [a]	3,780,000
(P.J.'s Lumber, Inc. Project)		
3.10% (LOC; Comerica Bank)	2,405,000 [a]	2,405,000
(Plastikon Industries Inc. Project)		
3.25% (LOC; California State Teachers Retirement)	3,220,000 [a]	3,220,000
(Spectrum Label Corp.)		
3.25% (LOC; Bank of the West)	3,470,000 [a]	3,470,000
California:		
CP:		
3%, 12/5/2005		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	20,050,000	20,050,000
2.73%, 12/7/2005		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	21,800,000	21,800,000
2.85%, 12/7/2005		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	16,700,000	16,700,000
2.72%, 12/9/2005		
(Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	12,000,000	12,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California (continued):		
GO Note:		
3.02% (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	15,000,000 [a]	15,000,000
3.04% (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	6,600,000 [a]	6,600,000
3.12% (Liquidity Facility; Citibank N.A.)	9,375,000 [a,b]	9,375,000
(Kindergarten University) 2.95% (LOC: California State Teachers Retirement and Citibank N.A.)	17,750,000 [a]	17,750,000
(Putters Program):		
3.06% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	7,170,000 [a,b]	7,170,000
3.08% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3,500,000 [a,b]	3,500,000
Revenue 3.08% (Insured; XLCA and LOC; Merrill Lynch)	8,120,000 [a,b]	8,120,000
California Communities Housing and Finance Agency, LR, Pass-Through Obligations (Lease Purchase Program) 3.13% (LOC; FHLMC and Liquidity Facility; Societe Generale)	11,900,000 [a]	11,900,000
California Economic Recovery, Revenue:		
2.94% (Liquidity Facility; Bank of America)	21,800,000 [a]	21,800,000
2.95% (LOC; BNP Paribas)	3,000,000 [a]	3,000,000
California Educational Facilities Authority, College and University Revenue, Refunding (Art Center Design College) 3.12% (LOC; Allied Irish Bank)	4,150,000 [a]	4,150,000
California Health Facilities Financing Authority, Revenue:		
(Adventist Health System/West) 2.95% (Insured; MBIA and Liquidity Facility; California State Teachers Retirement)	1,500,000 [a]	1,500,000
(Catholic Healthcare West) 3% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	400,000 [a]	400,000
(Southern California Presbyterian Homes) 2.97% (Insured; MBIA and Liquidity Facility; Bank of America)	15,000,000 [a]	15,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Housing Finance Agency, Revenue:		
3% (Insured: FSA and		
Liquidity Facility; Dexia Credit Locale)	18,500,000 a	18,500,000
3% (Insured: FSA and		
Liquidity Facility; Dexia Credit Locale)	8,250,000 a	8,250,000
3% (Insured: MBIA and Liquidity Facility:		
California State Teachers Retirement and KBC Bank)	14,075,000 a	14,075,000
3% (Liquidity Facility; Bank of America)	14,700,000 a	14,700,000
3% (Liquidity Facility; Dexia Credit Local)	9,000,000 a	9,000,000
3.08% (Insured; FSA and Liquidity Facility;		
Lloyds TSB Bank)	2,110,000 a	2,110,000
California Infrastructure and Economic		
Development Bank:		
CP (Bay Area Toll Seismic Retrofit)		
3.10%, 1/6/2006 (LOC; Bank of New York,		
Banque Paribas and California State		
Teachers Retirement)	8,000,000	8,000,000
IDR:		
(Alegacy Food Service Products)		
3.08% (LOC; Comerica Bank)	6,700,000 a	6,700,000
(Chaparral Property Project)		
3.10% (LOC; Comerica Bank)	1,695,000 a	1,695,000
(International Raisins Inc. Project)		
3.12% (LOC; M&T Bank)	3,750,000 a	3,750,000
(Lance Camper Manufacturing Corp.)		
3.08% (LOC; Comerica Bank)	6,000,000 a	6,000,000
(Studio Moulding Project)		
3.10% (LOC; Comerica Bank)	3,290,000 a	3,290,000
(Vandalay Holdings LLC)		
3.10% (LOC; Comerica Bank)	1,907,050 a	1,907,050
Industrial Revenue		
(Nature Kist Snacks Project)		
3.07% (LOC; Wells Fargo Bank)	1,500,000 a	1,500,000
California Pollution Control Financing Authority:		
PCR, Refunding (Pacific Gas and Electric Company)		
2.96% (LOC; JPMorgan Chase Bank)	14,475,000 a	14,475,000
SWDR:		
(ALS Plastics Project)		
3.08% (LOC; Wells Fargo Bank)	2,500,000 a	2,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Pollution Control Financing Authority (continued):		
SWDR (continued):		
(Athens Services Project)		
3.08% (LOC; Wells Fargo Bank)	3,800,000 a	3,800,000
(BLT Enterprises Project)		
3.18% (LOC; Union Bank of California)	7,285,000 a	7,285,000
(Blue Line Transfer Inc.)		
3.08% (LOC; Wells Fargo Bank)	3,700,000 a	3,700,000
(Burrtec Waste Industries Inc.)		
3.08% (LOC; U.S. Bank NA)	7,670,000 a	7,670,000
(California Waste Solutions)		
3.08% (LOC; California State Teachers Retirement)	3,370,000 a	3,370,000
(Chicago Grade Landfill)		
3.13% (LOC; Comerica Bank)	1,315,000 a	1,315,000
(CR&R Inc. Project)		
3.11% (LOC; Bank of the West)	3,895,000 a	3,895,000
(Evergreen Distributors)		
2.99% (LOC; California State Teachers Retirement)	1,805,000 a	1,805,000
(Greenwaste Recovery Project)		
3.13% (LOC; Comerica Bank)	1,455,000 a	1,455,000
(Metropolitan Recycling Corp. Project):		
3.13% (LOC; Comerica Bank)	3,300,000 a	3,300,000
3.13% (LOC; Comerica Bank)	1,765,000 a	1,765,000
(Mottra Corp. Project)		
3.08% (LOC; Wells Fargo Bank)	1,735,000 a	1,735,000
(Napa Recycling and Waste Services)		
3.18% (LOC; Union Bank of California)	3,000,000 a	3,000,000
(New United Motor Manufacturing)		
3.07% (LOC; California State Teachers Retirement)	2,900,000 a	2,900,000
(Norcal Waste System Inc. Project):		
3.08% (LOC; Bank of America)	23,120,000 a	23,120,000
3.13% (LOC; Comerica Bank)	6,525,000 a	6,525,000
(Placer County Eastern Sanitation)		
3.08% (LOC; California State Teachers Retirement)	2,800,000 a	2,800,000
(Ratto Group Co. Inc. Project)		
3.08% (LOC; California State Teachers Retirement)	3,800,000 a	3,800,000
(Sierra Pacific Industries Inc. Project)		
3.02% (LOC; Wells Fargo Bank)	7,675,000 a	7,675,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Pollution Control Financing		
Authority (continued):		
SWDR (continued):		
(Specialty Solid Waste Project)		
3.13% (LOC; Comerica Bank)	2,080,000 a	2,080,000
(Sunset Waste Paper Inc. Project)		
3.13% (LOC; Comerica Bank)	2,170,000 a	2,170,000
California State Department of Water Resources,		
Power Supply Revenue:		
3.04% (LOC: California State Teachers		
Retirement and JPMorgan Chase Bank)	40,000,000 a	40,000,000
CP:		
3.20%, 1/12/2006 (LOC; Citibank N.A.)	41,000,000	41,000,000
3.21%, 1/12/2006 (LOC: JPMorgan Chase		
Bank and Societe Generale)	50,000,000	50,000,000
3.18%, 2/16/2006 (Insured; MBIA and		
Liquidity Facility; JPMorgan Chase Bank)	6,600,000	6,600,000
California State Economic Development Financing		
Authority, IDR:		
(Scientific Specialties Project)		
2.99% (LOC; Bank of America)	1,425,000 a	1,425,000
(Vortech Engineering Inc. Project)		
3.04% (LOC; U.S. Bank NA)	2,415,000 a	2,415,000
California State University		
CP 2.65%, 12/1/2005		
(LOC: JPMorgan Chase Bank		
and State Street Bank and Trust Co.)	20,000,000	20,000,000
California Statewide Communities		
Development Authority:		
COP		
(Sutter Health) 3.04% (Insured; MBIA and		
Liquidity Facility; JPMorgan Chase Bank)	29,375,000 a,b	29,375,000
CP		
3.10%, 1/24/2006	7,500,000	7,500,000
IDR:		
(American Modular System Project)		
3.10% (LOC; Bank of the West)	3,800,000 a	3,800,000
(Busseto Food Inc.)		
3.02% (LOC; Comerica Bank)	3,750,000 a	3,750,000
(Del Mesa Farms Project)		
3.07% (LOC; Wells Fargo Bank)	6,000,000 a	6,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Statewide Communities		
Development Authority (continued):		
MFHR:		
(Aqua Vista Apartments Project)		
3.08% (Insured; FNMA and		
Liquidity Facility; FNMA)	8,000,000 a	8,000,000
(Beachview Villa Apartments)		
3.35%, 8/15/2005 (Insured; American		
International Group)	5,805,000	5,805,000
(City Towers Apartments)		
3.14% (Liquidity Facility;		
Merrill Lynch and LOC; Merrill Lynch)	9,020,000 a,b	9,020,000
(Grande Garden Apartments)		
3.12% (Insured; FNMA and		
Liquidity Facility; FNMA)	2,505,000 a	2,505,000
(Horizons at Indio)		
2.80%, 12/15/2005		
(GIC; Royal Bank of Canada)	6,500,000	6,500,000
(Ivy Hill Apartments Project)		
3.08% (Insured; FNMA and		
Liquidity Facility; FNMA)	11,337,000 a	11,337,000
(Lake Merritt Apartments)		
3.17% (LOC; U.S. Bank NA)	3,700,000 a	3,700,000
(Oakmont of Alameda)		
3.11% (LOC; Bank of the West)	12,680,000 a	12,680,000
(Oakmont Senior Living)		
3.08% (Insured; FNMA and		
Liquidity Facility; FNMA)	14,340,000 a	14,340,000
(Pittsburg Plaza Apartments)		
3.11% (LOC; FHLB)	4,600,000 a	4,600,000
(Plaza Club Apartments)		
3.06% (LOC; FNMA)	4,500,000 a	4,500,000
Refunding:		
(Irvine Apartment Communities)		
3% (LOC; Bank of America)	5,600,000 a	5,600,000
(Sunrise Fresno)		
3.08% (Insured; FNMA and		
Liquidity Facility; FNMA)	5,500,000 a	5,500,000
(Seminole Gardens)		
3.15% (LOC; FHLB)	3,385,000 a	3,385,000
(Stonebridge Elk Grove)		
3.11% (LOC; Citibank N.A.)	6,750,000 a	6,750,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Statewide Communities Development Authority (continued): MFHR (continued): (Wyndover Apartments) 3.08% (Insured; FNMA and Liquidity Facility; FNMA)	8,450,000 a	8,450,000
Revenue (Kaiser Permanente):		
2.97%	23,100,000 a	23,100,000
2.97%	9,900,000 a	9,900,000
California Statewide Communities Development Corporation, IDR: (American River) 3.07% (LOC; California State Teachers Retirement)	1,535,000 a	1,535,000
(Biocol Investments) 3.12% (LOC; Union Bank of California)	975,000 a	975,000
(Kennerly Project) 3.07% (LOC; Bank of the West)	1,530,000 a	1,530,000
(Flambeau Airmold Corp.) 3.07% (LOC; ABN-AMRO)	1,650,000 a	1,650,000
(Lesaint) 3.07% (LOC; PNC Bank)	1,420,000 a	1,420,000
(Pacific Bearings Co.) 3.12% (LOC; Union Bank of California)	450,000 a	450,000
(Packaging Innovation Project) 3.07% (LOC; Wells Fargo Bank)	1,885,000 a	1,885,000
(Rapelli Project) 3.07% (LOC; Comerica Bank)	2,500,000 a	2,500,000
Concord, MFHR (Maplewood and Golden Glen) 3.03% (LOC; Citibank)	3,870,000 a	3,870,000
Contra Costa: COP (Concord Healthcare Center Inc.) 3.07% (LOC; Bank of America)	2,260,000 a	2,260,000
MFHR (Camara Circle Apartments) 3.03% (LOC; Citibank)	1,800,000 a	1,800,000
Emeryville Redevelopment Agency, MFHR (Bay Street Apartments) 3.06% (LOC; Key Bank)	5,000,000 a	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
FHLMC Multifamily Certificates, Revenue:		
3.14% (Liquidity Facility; FHLMC)	11,250,000 a,b	11,250,000
3.14% (Liquidity Facility; FHLMC)	18,268,376 a,b	18,268,376
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue:		
3.06% (Liquidity Facility; Merrill Lynch)	6,875,000 a,b	6,875,000
3.08% (Liquidity Facility; Citibank)	11,500,000 a,b	11,500,000
3.12% (Liquidity Facility; Merrill Lynch)	3,530,000 a,b	3,530,000
3.12% (Liquidity Facility; Merrill Lynch)	2,735,000 a,b	2,735,000
Hayward, MFHR (Timbers Apartments) 3.06% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 a	4,500,000
Huntington Park Public Financing Authority, LR (Parking Project) 3% (LOC; Union Bank of California)	3,605,000 a	3,605,000
Long Beach, Harbor Revenue (Putters Program) 3.08% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3,000,000 a,b	3,000,000
Los Angeles:		
COP (Equipment and Real Property Acquisition Program) 4% 12/1/2005 (Insured; AMBAC)	1,000,000	1,000,000
MFHR (Watts/Athens Apartments) 3.08% (LOC; FHLB)	4,300,000 a	4,300,000
Los Angeles Community Redevelopment Agency:		
COP (Broadway Spring Center Project) 3% (LOC; Comerica Bank)	7,100,000 a	7,100,000
MFHR: (Academy Village Apartments) 3.02% (Insured; FNMA and Liquidity Facility; FNMA)	9,000,000 a	9,000,000
(Views at 270) 3.07% (LOC; Citibank)	1,000,000 a	1,000,000
Los Angeles Convention and Exhibition Center Authority, LR, Refunding 2.97% (Insured; AMBAC and Liquidity Facility; Dexia Credit Local)	36,500,000 a	36,500,000
Los Angeles Harbor Department, Harbor Department Revenue 3.09% (Insured; MBIA)	16,620,000 a,b	16,620,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (AAA Packing and Shipping Project) 3.08% (LOC; California State Teachers Retirement)	3,000,000 [a]	3,000,000
Madera Irrigation Financing Authority, Water Revenue 3% (Insured; XLCA and Liquidity Facililty; Dexia Credit Local)	1,500,000 [a]	1,500,000
Maywood Public Financing Authority, Revenue (Maywood Redevelopment Agency) 3.04% (LOC; California State Teachers Retirement)	8,485,000 [a]	8,485,000
Milpitas, MFHR (Crossing at Montague) 3.08% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 [a]	4,500,000
Oxnard Industrial Development Authority, IDR (Western Saw Manufacturers) 2.99% (LOC; U.S. Bank NA)	2,340,000 [a]	2,340,000
Riverside County Industrial Development Authority, IDR: (California Mold Inc. Project) 3.20% (LOC; Bank of the West)	2,825,000 [a]	2,825,000
(Computrus Inc. Project) 3.08% (LOC: Wells Fargo Bank)	2,050,000 [a]	2,050,000
(Trademark Plastics Inc. Project) 3.08% (LOC: California State Teachers Retirement)	4,275,000 [a]	4,275,000
Sacramento Housing Authority, MFHR: 3.14% (Liquidity Facility; Merrill Lynch)	6,970,000 [a,b]	6,970,000
(Lofts at Natomas Apartments) 3.08% (Insured; FNMA and Liquidity Facility; FNMA)	6,000,000 [a]	6,000,000
Refunding (Chesapeake Commons) 3.06% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 [a]	4,500,000
San Bernardino County Industrial Development Authority, IDR (W&H Voortman) 3.07% (LOC; California State Teachers Retirement)	2,040,000 [a]	2,040,000
San Bernardino Redevelopment Agency, MFHR (Silver Woods Apartments Project) 3.08% (Insured; FNMA)	7,000,000 [a]	7,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
San Diego Area Housing and Finance Agency, LR 3.13% (Liquidity Facility; Societe Generale)	12,700,000 [a]	12,700,000
San Francisco City and County, MFHR, Refunding (Post Street Towers) 2.96% (Insured; FHLMC and Liquidity Facility; FHLMC)	14,700,000 [a]	14,700,000
San Francisco City and County Redevelopment Agency, MFHR (Orlando Cepeda Place) 3.07% (LOC; Citibank)	4,890,000 [a]	4,890,000
San Jose, MFHR:		
(Almaden Lake Village Apartments) 3.06% (Insured; FNMA and Liquidity Facility; FNMA)	4,100,000 [a]	4,100,000
(Siena) 3.08% (Insured; FHLMC)	12,100,000 [a]	12,100,000
Santa Clara County Housing Authority, MFHR:		
(Monte Vista Terrace Apartments) 3.12% (LOC; Union Bank of California)	4,000,000 [a]	4,000,000
Refunding (Willows Apartments) 3.07% (LOC; Union Bank of California)	4,284,000 [a]	4,284,000
Selma Public Financing Authority, LR, Refunding (Street Improvement and Redevelopment Project) 3.06% (LOC; Allied Irish Bank)	6,575,000 [a]	6,575,000
Southern California Public Power Authority, Power Project Revenue, RRR 3.06% (Insured; FSA and Liquidity Facility; Citibank)	6,250,000 [a,b]	6,250,000
Triunfo County Sanitation District, Sanitation District Revenue, Refunding 3.09% (LOC; BNP Paribas)	1,500,000 [a]	1,500,000
University of California, CP:		
2.77%, 12/14/2005	9,000,000	9,000,000
2.98%, 12/14/2005	3,000,000	3,000,000
3.10%, 1/24/2006	11,200,000	11,200,000
Vallejo:		
COP (2001 Golf Course Facilities Financing) 3.12% (LOC; California State Teachers Retirement)	3,655,000 [a]	3,655,000
Water Revenue 3.09% (LOC; KBC Bank)	4,500,000 [a]	4,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Victorville Joint Powers Finance Authority, LR (Cogeneration Facility Project) 3% (LOC; Fortis Bank)	7,000,000 [a]	7,000,000
Whittier, College and University Revenue Refunding (Whittier College) 3.09% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	16,950,000 [a]	16,950,000
U.S. Related—1.5%		
Puerto Rico Electric Power Authority, Power Revenue (Putters Program) 3.05% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3,495,000 [a,b]	3,495,000
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) 3.08% (Liquidity Program; JPMorgan Chase Bank)	6,245,000 [a,b]	6,245,000
Puerto Rico Public Finance Corporation, Revenue (Putters Program) 3.05% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	6,510,000 [a,b]	6,510,000
Total Investments (cost $1,173,231,426)	**110.1%**	**1,173,231,426**
Liabilities, Less Cash and Receivables	**(10.1%)**	**(107,957,270)**
Net Assets	**100.0%**	**1,065,274,156**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage
AGIC	Asset Guaranty Insurance Company		Association
AMBAC	American Municipal Bond	**GO**	General Obligation
	Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance	**LOR**	Limited Obligation Revenue
	Company	**LR**	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance
CIFG	CDC Ixis Financial Guaranty		Insurance Corporation
CMAC	Capital Market Assurance	**MFHR**	Multi-Family Housing Revenue
	Corporation	**MFMR**	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement	**RAW**	Revenue Anticipation Warrants
	Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance	**SAAN**	State Aid Anticipation Notes
	Company	**SBPA**	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage	**SONYMA**	State of New York Mortgage Agency
	Corporation	**SWDR**	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage	**TAN**	Tax Anticipation Notes
	Association	**TAW**	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	99.6
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	.4
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $169,808,376 or 15.9% of net assets.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,173,231,426	1,173,231,426
Interest receivable		4,071,183
Prepaid expenses		73,632
		1,177,376,241
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		718,974
Cash overdraft due to Custodian		13,626,731
Payable for investment securities purchased		97,600,000
Payable for shares of Beneficial Interest redeemed		1,787
Accrued expenses		154,593
		112,102,085
Net Assets ($)		**1,065,274,156**
Composition of Net Assets ($):		
Paid-in capital		1,065,169,251
Accumulated net realized gain (loss) on investments		104,905
Net Assets ($)		**1,065,274,156**

Net Asset Value Per Share

	Class A	Class B	E*TRADE Class
Net Assets ($)	327,729,002	64,598,052	672,947,102
Shares Outstanding	327,703,728	64,591,108	672,874,415
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2005

Investment Income ($):	
Interest Income	**19,924,545**
Expenses:	
Management fee–Note 2(a)	4,056,769
Shareholder servicing costs–Note 2(c)	1,616,590
Distribution and prospectus fees–Note 2(b)	1,004,685
Registration fees	114,247
Professional fees	83,352
Custodian fees	74,945
Prospectus and shareholders' reports	37,810
Trustees' fees and expenses–Note 2(d)	10,102
Miscellaneous	22,216
Total Expenses	**7,020,716**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(264,076)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(14,140)
Net Expenses	**6,742,500**
Investment Income–Net	**13,182,045**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	131,738
Net unrealized appreciation (depreciation) on investments	(9,766)
Net Realized and Unrealized Gain (Loss) on Investments	**121,972**
Net Increase in Net Assets Resulting from Operations	**13,304,017**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended November 30, | |
	2005	2004
Operations ($):		
Investment income—net	13,182,045	1,485,453
Net realized gain (loss) on investments	131,738	–
Net unrealized appreciation (depreciation) on investments	(9,766)	9,766
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,304,017**	**1,495,219**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(5,773,893)	(1,446,771)
Class B shares	(625,140)	(38,682)
E*TRADE Class	(6,783,012)	–
Total Dividends	**(13,182,045)**	**(1,485,453)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	1,291,841,429	1,028,945,968
Class B shares	201,583,470	91,646,602
E*TRADE Class	918,402,602	–
Dividends reinvested:		
Class A shares	5,451,214	1,394,740
Class B shares	622,250	38,425
E*TRADE Class	6,783,012	–
Cost of shares redeemed:		
Class A shares	(1,258,110,912)	(995,481,230)
Class B shares	(154,531,838)	(92,435,505)
E*TRADE Class	(252,311,199)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**759,730,028**	**34,109,000**
Total Increase (Decrease) in Net Assets	**759,852,000**	**34,118,766**
Net Assets ($):		
Beginning of Period	305,422,156	271,303,390
End of Period	**1,065,274,156**	**305,422,156**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.017	.006	.006	.010	.022
Distributions:					
Dividends from investment income–net	(.017)	(.006)	(.006)	(.010)	(.022)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.74	.58	.55	1.01	2.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.59	.65	.62	.61	.58
Ratio of net expenses to average net assets	.59	.64	.62	.61	.58
Ratio of net investment income to average net assets	1.75	.59	.56	1.00	2.20
Net Assets, end of period ($ X 1,000)	327,729	288,502	253,633	378,407	476,007

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.013	.002	.004	.006	.018
Distributions:					
Dividends from investment income−net	(.013)	(.002)	(.004)	(.006)	(.018)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.33	.24	.36	.62	1.78
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.10	1.07	1.10	1.04
Ratio of net expenses to average net assets	1.00	.98	.83	1.00	1.00
Ratio of net investment income to average net assets	1.44	.24	.30	.61	1.86
Net Assets, end of period ($ X 1,000)	64,598	16,920	17,670	8,016	3,795

See notes to financial statements.

E*TRADE Class Shares	Year Ended November 30, 2005[a]
Per Share Data ($):	
Net asset value, beginning of period	1.00
Investment Operations:	
Investment income−net	.011
Distributions:	
Dividends from investment income−net	(.011)
Net asset value, end of period	1.00
Total Return (%)	1.55[b]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.05[b]
Ratio of net expenses to average net assets	1.00[b]
Ratio of net investment income to average net assets	1.55[b]
Net Assets, end of period ($ X 1,000)	672,947

[a] From March 22, 2005 (commencement of initial offering) to November 30, 2005.

[b] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 26, 2005, the Board of Directors approved the addition of E*TRADE Class shares, which commenced initial offering on March 22, 2005.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and E*TRADE Class shares. Class A shares, Class B shares and E*TRADE Class shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and E*TRADE Class shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and E*TRADE Class shares are subject to a Shareholder Services Plan. In addition, Class B and E*TRADE Class shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares, respectively. During the period ended November 30, 2005, sub-accounting service fees amounted to $21,697 for Class B and $218,836 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis.

During the period ended November 30, 2005, cash and securities with a total value of $661,093,729 were received as a subscription–in-kind for E*TRADE Class shares of the fund.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and November 30, 2004, were all tax exempt income.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B and E*TRADE Class shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B and E*TRADE Class shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B and E*TRADE Class shares. During the period ended November 30, 2005, Class B and E*TRADE Class shares were charged $90,327 and $914,358, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, Class A shares were charged $87,369 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and E*TRADE Class ("Shareholder Services Plan"), Class B and E*TRADE Class shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2004 through November 30, 2005 for Class B shares and from March 22, 2005 through November 30, 2005 for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares, if the aggregate expenses of Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended November 30, 2005, Class B and E*TRADE Class shares were charged $108,487 and $1,094,178, respectively, of which $25,149 and $238,927, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $59,487 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $3,453 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $435,787, Rule 12b-1 distribution plan fees $119,521, shareholder services plan fees $179,282, transfer agency per account fees $10,127 and chief compliance officer fees $1,548, which are offset against an expense reimbursement currently in effect in the amount of $27,291.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
General California Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of General California Municipal Money Market Fund, including the statement of investments, as of November 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2005, by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General California Municipal Money Market Fund at November 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 10, 2006

IMPORTANT TAX INFORMATION _(Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are California residents, California personal income taxes).

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares are sold primarily through institutional channels and often serve as a "sweep vehicle" for use by third party broker-dealers for their customers. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of these distribution channels, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds, and to iMoneyNet averages (with respect to performance) and Lipper category averages (with respect to expense ratios), as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in iMoneyNet and identified by the Manager as being offered primarily as "sweep vehicles" for use by third party broker-dealers for their customers. The Board members discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's performance was slightly lower than or higher than the comparison group averages for the 1-, 3- and 5-year periods, but was lower than the comparison group average for the 10-year period. The Board members noted that the fund's performance was lower than the iMoneyNet category averages for the 1-, 3-, 5- and 10-year periods, but that the fund's performance progressively improved compared to the iMoneyNet category averages during each of those periods. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the iMoneyNet category averages for the applicable periods. It was noted that many of the funds included in the iMoneyNet category, unlike the fund, were designed exclusively for institutional investors and require high minimum investments; these funds typically have lower fixed costs which have a greater impact on money market fund performance during periods of low interest rates. The Board also received a presentation from the fund's primary portfolio manager during which he discussed the fund's investment strategy and the factors that affected the fund's performance. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The

Board noted that the fund's management fee was higher than the comparison group average. The Board members also noted that the fund's total expense ratio was higher than the comparison group average and slightly higher than the Lipper category average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund (the "Similar Funds"). It was noted that the Similar Funds were mutual funds included in the "California Tax–Free Stock Broker and General Purpose Fund" category of iMoneyNet. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board members acknowledged that the difference in fee paid by the Similar Funds seemed to be consistent with the services provided. The Manager's representatives noted that there were no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and its affiliates acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance and the Manager's efforts to improve performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Peggy C. Davis (62)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––

Nathan Leventhal (62)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non–profit organizations (May 2004–present)
• Chairman of the Avery-Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

General California Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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